Filed Pursuant to Rule 433
Registration Statement Nos. 333-132370 and 333-132370-01

Offering Summary

(Related to the Pricing Supplement No. 2007-MTNDD061

Dated January 22, 2007)

Citigroup Funding Inc.

ANY PAYMENTS DUE FROM CITIGROUP FUNDING INC.

FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

Callable LIBOR Range Accrual Notes

Due 2017

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

January 22, 2007

Callable LIBOR Range Accrual Notes

Due 2017

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

How The Notes Work

Callable LIBOR Range Accrual Notes (the “Notes”) are callable investments that offer investors the safety of 100% principal protection at maturity or call and the potential for periodic income. However, instead of paying periodic income at a fixed rate of interest, as in most traditional fixed income investments, the potential quarterly interest payments on these Notes are variable and may be zero. The amount of periodic income these Notes produce, if any, is based upon the number of days the Underlying LIBOR Rate is determined to be less than or equal to a pre-determined percentage. We may call the Notes beginning six months after the Issue Date on any Interest Payment Date for 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest.

If not previously called by us, the Notes will have a maturity of ten years. If not called, at maturity you will receive an amount in cash equal to your initial investment in the Notes plus any accrued, unpaid interest due at maturity. The amount of any quarterly interest payments due on the Notes will vary and could be zero. Interest payments, if any, will be based on the six-month U.S. dollar LIBOR rate on each calendar day. For each calendar day that the six-month U.S. dollar LIBOR rate is less than or equal to 7%, the Notes will bear interest at a rate of i) 6.50% per annum for the period from and including January 26, 2007 to but excluding January 26, 2008; ii) 6.50% per annum for the period from and including January 26, 2008 to but excluding January 26, 2009; iii) 7.00% per annum for the period from and including January 26, 2009 to but excluding January 26, 2015; iv)

10.00% per annum for the period from and including January 26, 2015 to but excluding January 26, 2017, respectively. On each calendar day on which six-month U.S. dollar LIBOR is determined to be greater than 7%, no interest will accrue on the Notes.

We may call the Notes, in whole and not in part, for mandatory redemption on any Interest Payment Date beginning six months after the Issue Date. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest.

These Notes are not a suitable investment for investors who require regular fixed income payments since the quarterly interest payments are based on the performance of the Underlying LIBOR Rate and may be zero. These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to the Underlying LIBOR Rate on a principal-protected basis with the potential for current income but who are willing to forego current income if the Underlying LIBOR Rate rises above 7%.

■	Investors expecting little to no appreciation of the Underlying LIBOR Rate in the long-term.

■	Investors who are willing to risk their Notes being called prior to maturity.

■	Investors who seek to add a structured-interest-rate investment to their portfolio for diversification purposes.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup.

Capitalized terms used in this summary are defined in “Terms” below.-

Terms

Issuer:	Citigroup Funding Inc.
Security:	Callable LIBOR Range Accrual Notes due 2017
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company
Rating of the Issuer’s Obligations:	Aa1/AA- (Moody’s/S&P) based upon the Citigroup guarantee of payments due on the Notes, including interest payments, if any
Principal Protection:	100% if held on the Maturity Date
Pricing Date:	January 22, 2007
Issue Date:	January 26, 2007
Maturity Date:	Ten years after the Issue Date
Issue Price:	100% of the principal amount
Underlying LIBOR Rate:	The six-month U.S. dollar LIBOR rate appearing on Page “LIBOR01,” or any substitute page, at 11:00 a.m. (London time) on each calendar day; provided that for each calendar day on which no six-month U.S. dollar LIBOR rate is available, the Underlying LIBOR Rate will be the rate most recently reported on Page “LIBOR01,” or any substitute page, at 11:00 a.m. (London time); and provided further that the Underlying LIBOR Rate for each calendar day beginning on the fourth London Business Day immediately preceding an Interest Payment Date will be the same as the Underlying LIBOR Rate on the fifth London Business Day prior to that Interest Payment Date
London Business Day:	Any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market
Interest Rate:	i) 6.50% per annum for the period from and including January 26, 2007 to but excluding January 26, 2008; ii) 6.50% per annum for the period from and including January 26, 2008 to but excluding January 26, 2009; iii) 7.00% per annum for the period from and including January 26, 2009 to but excluding January 26, 2015; iv) 10.00% per annum for the period from and including January 26, 2015 to but excluding January 26, 2017 x (the number of Accrual Days / the number of calendar days in an Interest Calculation Period)
Accrual Day:	Any calendar day in an Interest Calculation Period on which the Underlying LIBOR Index is determined to be less than or equal to 7%
Interest Calculation Period:	Each three-month period from and including the Issue Date or an Interest Payment Date to and including the Maturity Date or the day immediately preceding the next Interest Payment Date
Interest Payment Dates:	Quarterly on the 26th day of each January, April, July and October, beginning three months after the Issue Date and ending on the Maturity Date
Call Feature:	Callable quarterly in whole, but not in part, on any Interest Payment Date beginning six months after the Issue Date
Payment at Call:	100% of the principal amount of Notes then held, plus any accrued and unpaid interest
Call Notice:	Not less than 10 calendar days
Payment at Maturity:	100% of the principal amount
Denominations:	Minimum denominations and increments of US$1,000
Listing:	None
Underwriting Discount:	0.00% (selling concession of 1.00% per Note)
Calculation Agent:	Citigroup Financial Products Inc.
Fees and Conflicts:	Citigroup Global Markets Inc. and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of instruments, such as options, swaps or futures, based upon the Underlying LIBOR Rate by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Financial Products’ role as the Calculation Agent for the Notes may result in a conflict of interest.

Benefits of the Notes

■	Income Potential

The Notes offer the possibility of current income in the form of variable interest payable quarterly. The interest rate will depend on the Underlying LIBOR Rate on each calendar day of an Interest Calculation Period.

■	Principal Protection

At call or on the Maturity Date, we will pay you the principal amount of the Notes you then hold regardless of the performance of the Underlying LIBOR Rate.

Key Risk Factors for the Notes

■	Possibility of No Return

The interest payable on the Notes will vary and may be zero. The interest payable, if any, on each Interest Payment Date will depend on the Underlying LIBOR Rate on each calendar day of an Interest Calculation Period. For each day that the Underlying LIBOR Rate is greater than 7%, no interest will accrue on the Notes. If the Underlying LIBOR Rate is greater than 7% on every calendar day of an Interest Calculation Period, no interest will be paid on the Notes on the relevant Interest Payment Date.

■	Early Redemption of the Notes Will Limit the Time During Which You Could Accrue Interest

If we exercise our option to call the Notes, you will receive only the principal amount of Notes you then hold, plus any accrued and unpaid interest. In this case, you will not have the opportunity to continue to accrue and be paid interest to the original Maturity Date of the Notes.

■	The Level of U.S. Dollar LIBOR Will Affect Our Decision to Call the Notes

If the level of Underlying LIBOR Rate is low for a sufficient number of days in any

Interest Calculation Period, resulting in a quarterly interest payment on the Notes greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Funding of comparable maturity, you should expect that the Notes will be called. If called, you may not be able to reinvest at a similar yield and level of risk.

■	Potential for a Lower Comparable Yield

Quarterly interest payments, if any, are linked to the Underlying LIBOR Rate, which will fluctuate in response to market conditions. As a result, the effective yield on the Notes may be lower than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets currently intends, but is not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Less Than Your Initial Investment

Due to, among other things, our right to call the Notes, changes in the Underlying LIBOR Rate, interest rates and Citigroup Funding and Citigroup’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Citigroup Credit Risk

The Notes are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

Historical Data on the Six-Month U.S. Dollar LIBOR Rate

The following table sets forth, for each of the quarterly periods indicated, the high and low levels of the six-month U.S. dollar LIBOR rate, as reported on Reuters. The historical data on the six-month U.S. dollar LIBOR rate is not indicative of the future performance of the six-month U.S. dollar LIBOR rate or what the value of the Notes may be. Any historical upward or downward trend in the six-month U.S. dollar LIBOR rate during any period set forth below is not an indication that the six-month U.S. dollar LIBOR rate is more or less likely to increase or decrease at any time over the term of the Notes.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
1997	High	5.9375	6.0625	5.9375	6.0000
	Low	5.5469	5.8750	5.7813	5.7190
1998	High	6.2520	6.2910	6.1000	5.7030
	Low	5.8980	5.9400	5.2560	5.0970
1999	High	5.1463	5.6500	5.9613	6.1675
	Low	4.9681	5.0339	5.5800	5.9613
2000	High	6.5300	7.1088	7.0000	6.7600
	Low	6.1813	6.4988	6.7400	6.2038
2001	High	6.1638	4.7400	3.9000	2.5400
	Low	4.6413	3.6800	2.5225	1.9088
2002	High	2.3788	2.3600	1.9600	1.8419
	Low	1.7906	1.9138	1.6850	1.3800
2003	High	1.4056	1.3344	1.2113	1.2800
	Low	1.1700	0.9800	1.1100	1.1600
2004	High	1.2294	1.9400	2.1963	2.7900
	Low	1.1450	1.1600	1.8338	2.1975
2005	High	3.4000	3.7100	4.2306	4.7100
	Low	2.7900	3.3281	3.7286	4.2669
2006	High	5.1400	5.6400	5.6300	5.4300
	Low	4.6800	5.1431	5.3600	5.2931
2007 (through January 22)	High	5.3944
	Low	5.3494

The six-month U.S. dollar LIBOR rate appearing on page “LIBOR01” at 11:00 a.m. (London time) on January 22, 2007, was 5.3944.

Historical Graph

The following graph shows the daily values of the six-month U.S. dollar LIBOR rate in the period from January 1, 1996 through January 22, 2007, using historical data obtained from Bloomberg. Past movements of the six-month U.S. dollar LIBOR rate are not indicative of future values of the six-month U.S. dollar LIBOR rate.

Hypothetical Interest Payment Examples

The tables below present examples of hypothetical quarterly interest accrued on the Notes based on the total number of Accrual Days occurring during an Interest Calculation Period at various times throughout the term of the Notes. The tables of hypothetical interest payment calculations are based on the following assumptions:

■ Pricing date: January 22, 2007	■ Maturity date: January 26, 2017
■ Issue date: January 26, 2007 ■ Principal amount: US$1,000	■ Interest Calculation Period consists of ninety calendar days.

■ Applicable Interest Rate:

•   6.0% for the period from January 26, 2007 to January 25, 2008,

•   6.5% for the period from January 26, 2008 to January 25, 2009,

•   7.0% for the period from January 26, 2009 to January 25, 2015,

•   10.0% for the period from January 26, 2015 to January 26, 2017.

■ The Notes are purchased on the Issue Date and are not called by us or sold in any secondary market prior to the end of the Interest Calculation Period.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual quarterly interest payments, if any, will depend on the actual applicable interest rate and the actual number of Accrual Days in each Interest Calculation Period.

Table 1

Applicable interest rate: 6% per annum

Total Accrual Days During An Interest Calculation Period	Hypothetical Quarterly Interest Payment per $1,000
0	$0.00
10	$1.67
20	$3.33
30	$5.00
40	$6.67
50	$8.33
60	$10.00
70	$11.67
80	$13.33
90	$15.00

Table 2

Applicable interest rate: 6.5% per annum

Total Accrual Days During An Interest Calculation Period	Hypothetical Quarterly Interest Payment per $1,000
0	$0.00
10	$1.81
20	$3.61
30	$5.42
40	$7.22
50	$9.03
60	$10.83
70	$12.64
80	$14.44
90	$16.25

Table 3

Applicable interest rate: 7% per annum

Total Accrual Days During An Interest Calculation Period	Hypothetical Quarterly Interest Payment per $1,000
0	$0.00
10	$1.94
20	$3.89
30	$5.83
40	$7.78
50	$9.72
60	$11.67
70	$13.61
80	$15.56
90	$17.50

Table 4

Applicable interest rate: 10% per annum

Total Accrual Days During An Interest Calculation Period	Hypothetical Quarterly Interest Payment per $1,000
0	$0.00
10	$2.78
20	$5.56
30	$8.33
40	$11.11
50	$13.89
60	$16.67
70	$19.44
80	$22.22
90	$25.00

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets. Investors should refer to the pricing supplement related to this offering and the accompanying prospectus supplement for additional information relating to U.S. federal income tax and to their tax advisors to determine tax consequences particular to their situation.

■	U.S. investors in the Notes will be required to accrue interest income on the Notes at a predetermined rate, which is deemed to accrue on a daily basis (the “Tax OID”).

■	U.S. investors in the Notes will be provided with the schedule of projected payments determined exclusively for tax purposes for determination of investors’ interest accruals and adjustments.

■	If, during any taxable year, a U.S. investor receives actual payments from the Notes that in aggregate exceed the projected payment for that taxable year, the U.S. investor will incur a “net positive adjustment” equal to the amount of the excess. This “net positive adjustment” should be treated as additional interest income increasing the total amount of Tax OID for that taxable year.

■	If, during any taxable year, a U.S. investor receives actual payments from the Notes that in aggregate are less than the projected payment for that taxable year, the U.S. investor will incur a “net negative adjustment” equal to the amount of such deficit. This “net negative adjustment”
should be used to reduce interest income decreasing the total amount of Tax OID for that taxable year.

■	As a result of the net positive adjustments and net negative adjustments, the amount of U.S. investors’ taxable income may differ significantly from actual cash payments received on the Notes. Thus, investors may be required to include interest in taxable income in excess of interest payments actually received in a taxable year.

■	Any gain realized upon a sale or disposition of the Notes generally will be treated as ordinary income, rather than as a capital gain.

■	Any loss realized by a U.S. investor upon a sale or disposition generally will be treated as an ordinary loss, rather than as a capital loss, to the extent of the Tax OID inclusions with respect to the Notes.

■	Any loss realized in excess of the Tax OID inclusion amount generally will be treated as capital loss.

In the case of a holder of the Notes that is not a U.S. person, while there is no authority directly on this point under current law, the interest payments made with respect to the Notes, if any, and any gain realized on the sale, exchange or redemption of the Notes, generally will not be subject to U.S. withholding tax, provided that (i) the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form); and (ii) such payments or gain are not effectively connected with a U.S. trade or business of such holder.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Market affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the pricing supplement related to this offering for more information.

Additional Considerations

If the six-month U.S. dollar LIBOR rate is not available on page “LIBOR01,” or any substitute page thereto, the Calculation Agent may determine the six-month U.S. dollar LIBOR rate in accordance with the procedures set forth in the pricing supplement related to this offering. You should refer to the section “Description of the Notes—Determination of Six-Month U.S. Dollar LIBOR” in the pricing supplement related to this offering for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

© 2007 Citigroup Global Markets Inc. Member SIPC. CITIGROUP and the Umbrella Device are trademarks and service marks of Citigroup Inc. and its subsidiaries and are used and registered throughout the world.